FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:      July, August, September, 2005

Commission File Number:     0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)
388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X|        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [    ]        No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
_______________.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMA.COM INC. (Registrant)
By: /s/ Daniel Bertrand

Daniel Bertrand Executive Vice President and Chief Financial Officer

Date: November 15, 2005

Incorporation by Reference

                The information included with or attached as an Exhibit to this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission.

Forward-Looking Statements

                Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or will occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these interim consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

                A variety of factors may cause period to period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products or services, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Capitalization

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at September 30, 2005 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared according with Canadian GAAP)

As at September 30, 2005

(unaudited) $
Cash and cash equivalents	23,877,897
Indebtness
current liabilities	2,632,499
Shareholders’ Equity
Capital stock	88,258,195
Additional paid-in capital	5,474,394
Deferred stock-based compensation	(307,081)
Cumulative translation adjustment	360,884
Accumulated deficit	(67,638,969)

Total shareholders’ equity	26,147,423
Total capitalization	28,779,922

Capitalization
(Prepared according with US GAAP)

As at September 30, 2005

(unaudited) $
Cash and cash equivalents	23,877,897
Indebtness
current liabilities	2,632,499
Shareholders’ Equity
Capital stock	105,027,765
Additional paid-in capital	6,512,084
Deferred stock-based compensation	(307,081)
Cumulative translation adjustment	360,884
Accumulated deficit	(85,446,229)

Total shareholders’ equity	26,147,423
Total capitalization	28,779,922

Selected Financial Data

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of September 30, 2005 and for each of the nine months ended September 30, 2005 and 2004 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004 which is incorporated herein by reference.

Selected Financial Data

CANADIAN GAAP

	For the nine months ended September 30,
Statement of Operation Data	2005	2004

	(Unaudited) $	(Unaudited) $
Revenue	7,805,543	11,220,003
Earnings (loss) from continuing operations	(2,603,272)	833,335
Results of discontinued operations	(2,292,491)	942,639
Net earnings (loss) for the period	(4,895,763)	1,775,974
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.21)	0.08
Results of discontinued operations	(0.19)	0.09
Net earnings (loss) per common share	(0.40)	0.17
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.21)	0.08
Results of discontinued operations	(0.19)	0.08
Net earnings (loss) per common share	(0.40)	0.16
Weighted average number of shares outstanding - basic	12,159,498	10,253,834
Additions to reflect the impact of:
Exercise of stock options	--	160,798
Exercise of warrants	--	603,130
Weighted average number of shares outstanding - diluted	12,159,498	11,017,762

CANADIAN GAAP

Balance Sheet Data	As at September 30, 2005

(Unaudited) $
Total assets	28,779,922
Total liabilities	2,632,499
Net Assets	26,147,423
Working capital	23,612,480
Capital stock	88,258,195
Additional paid-in capital	5,474,394
Deferred stock-based compensation	(307,081)
Cumulative translation adjustment	360,884
Accumulated deficit	(67,638,969)
Shareholders' equity	26,147,423
Other
Cash Dividends	None

Selected Financial Data

U.S. GAAP

	For the nine months ended September 30,
Statement of Operation Data	2005	2004

	(Unaudited) $	(Unaudited) $
Revenue	7,805,543	11,220,003
Earnings (loss) from continuing operations	(2,603,272)	833,335
Results of discontinued operations	(2,292,491)	942,639
Net earnings (loss) for the period	(4,895,763)	1,775,974
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.21)	0.08
Results of discontinued operations	(0.19)	0.09
Net earnings (loss) per common share	(0.40)	0.17
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.21)	0.08
Results of discontinued operations	(0.19)	0.08
Net earnings (loss) per common share	(0.40)	0.16
Weighted average number of shares outstanding - basic	12,159,498	10,253,834
Additions to reflect the impact of:
Exercise of stock options	--	160,798
Exercise of warrants	--	603,130
Weighted average number of shares outstanding - diluted	12,159,498	11,017,762

U.S. GAAP

Balance Sheet Data	As at September 30, 2005

(Unaudited) $
Total assets	28,779,922
Total liabilities	2,632,499
Net Assets	26,147,423
Working capital	23,612,480
Capital stock	105,027,765
Additional paid-in capital	6,512,084
Deferred stock-based compensation	(307,081)
Accumulated other comprehensive gain (loss)	360,884
Accumulated deficit	(85,446,229)
Shareholders' equity	26,147,423
Other
Cash Dividends	None

Interim financial report

for the Nine Months ended September 30, 2005

Mamma.com Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Mamma.com Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2005 and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2004 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 8 to its interim consolidated financial statements.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Mamma.com provides information retrieval on the Internet through its metasearch engine, Mamma.com, “The Mother of All Search Engines”®. The Company also provides advertising solutions to online advertisers through keyword search listings, numerous sizes of graphic ad units. The ad solutions are distributed on a publisher network maintained by Mamma.com Inc. The Company provides two types of services: Search advertising and Graphic advertising to customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

Search

Approximately 50% of Mamma.com Inc.’s revenues come from our search base business for the nine-month period of 2005 compared to 68% for the same period of 2004. The revenue model in this sector is a pay-per-click fee charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results, identified as sponsored results. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property because there are no payout costs associated with these revenues.

Ad Network

Approximately 50% of our revenues come from our ad network business in the first nine months of 2005 compared to 32% for the same period of 2004. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of approximately 3,150 small to medium sized web sites that subscribe to our service through an on-line or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives.  Publishers receive payouts for campaigns published on their websites; these payouts are based on a percentage of the revenues generated from the campaigns.

Recent Events

Discontinued Operations

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management decided to discontinue its subsidiary’s operations. The Company has therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended September 30, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations.

Normal Course Issuer Bid

On September 7, 2004, the Company filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares, representing less than 5% of the issued and outstanding common shares of the Company. According to the Notice, the normal course issuer bid was scheduled to take place over a twelve-month period ending on the 7th day of September 2005. During the entire period, the Company purchased 304,665 of its common shares.

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, was entitled to break-up fees under the letter of intent of up to $1.5 million and other relief may be available. On August 17, 2005, the Company announced the execution of a new letter of intent to acquire Copernic. On September 29, 2005, the Company confirmed that negotiations are still ongoing. Both parties expect to close the transaction before November 30, 2005. Due to the new letter of intent, the break-up fees related to the original letter of intent have been cancelled. New break-up fees of $1.5 million have been set for the new letter of intent.

Result of Operations

Revenue

Revenue for the three months ended September 30, 2005 totaled $2,390,634, compared to $3,291,204 for the same period in 2004. The decrease of $900,570 or 27% is explained by a reduction in search revenue by $720,665 and Ad network revenue by $179,905 due to industry pressure on conversion rates which has a direct impact on pricing. Revenue for the nine months ended September 30, 2005 totals $7,805,543, compared to $11,220,003, a decrease of $3,414,460 or 30% as compared to the corresponding period of the previous year. This decrease is mainly explained by a significant reduction in business with a major customer, which impacted our revenues unfavourably by more than $3.7 million.

For the nine-month period ended September 30, 2005, the Company had two major customers from which 10% or more of total revenue is derived. Revenues from those customers represented 26% of the Company’s revenue as compared to 12% for the same period last year. There can be no assurance that the Company will be able to retain those customers in the future.

Expenses

Search and graphic ad serving

Search and graphic ad serving, which represent exclusively the bandwidth costs to deliver our services, stand at $81,313 in Q3 2005, or 3.4% over revenue, compared to $56,260 for the same period in 2004, or 1.7% over revenue. For the nine months ended September 30, 2005, these costs represented $209,618, or 2.7% over revenue, compared to $164,170, or 1.5% over revenue. The increase in the percentage of expenses over revenue for 2005 is mainly due to an increase in the bandwidth used for our meta-search engine and to deliver our services due to market conditions.

Marketing, sales and services

Marketing, sales and services consist primarily of partner payouts, salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For the quarter ended September 30, 2005, marketing, sales and services decreased to $1,551,083 or 65% over revenue, compared to $1,957,168 or 60% over revenue for the same period in 2004, representing a decrease of $406,085 or 21%. These expenses for the nine months ended September 30, 2005 were at $4,957,521, or 64% over revenue, compared to $6,478,849, or 58% over revenue, for the same period last year. Partner payouts, which are the most significant variable costs, represented 44% of revenue for the three months ended September 30, 2005 and 2004. For the nine months ended September 30, 2005, payout represented 42% of revenue compared to 44% during the same period last year.

For the quarter ended September 30, 2005, marketing, sales and services, excluding partner payouts totaled $494,347 or 21% of revenue compared to $509,090 or 16% of revenue in the corresponding quarter of the previous year. These expenses, for the nine months ended September 30, 2005, total $1,702,384, or 22% compared to $1,508,100 or 13% for the same period last year. The decrease of $14,743 for the quarter ended September 30, 2005, as compared to the previous quarter, is explained by a reduction of commissions of approximately $81,000 due to sales reduction compensated by an increase of approximately $43,000 of bad debt expenses due to collection condition, an increase of approximately $13,000 of stock-based compensation costs and an increase of various expenses of $10,000. For the nine-month period ended September 30, 2005, the increase of $194,284 as compared to the same period of 2004 is explained as follows: increase of approximately $84,000 in the allowance for bad debt, approximately $136,000 in salaries and related employment costs due to an increase in headcount and stock-based compensation costs, and finally approximately $62,000 for charges paid for algorithmic content and promotion. These increases have been offset by a reduction of commissions and bonuses of approximately $93,000 mainly due to reduced revenue.

General and administration

General and administrative expenses increased to $1,106,836 in Q3 2005 compared to $681,784 for the same period last year. The increase of $425,052 is mainly explained by approximately $241,000 of professional fees in relation to the purported securities class action lawsuits and SEC investigation, an increase of approximately $156,000 of directors and officers insurance due to higher risks for the Company, approximately $28,000 in part due to retention bonuses, approximately $31,000 of salary increase and additional staff and, approximately $30,000 increase for various expenses. These increases have been offset by the reduction of consulting fees of $61,000 mainly explained by not incurring investment banking fees in Q3 2005. For the nine months ended September 30, 2005, expenses increased to $4,546,230 compared to $2,416,315 for the same period in 2004. The main items explaining the variance of $2,129,915 are approximately $1,833,000 of professional fees in relation to the purported securities class action lawsuits and SEC investigation, an increase of approximately $368,000 of Directors and Officers insurance, approximately $69,000 of fees for the Special Independent Committee supervising the investigation in relation to allegations in press reports, and finally approximately $90,000 for various consulting fees and $78,000 for investor relations and public reporting. These increases have been offset by investment banking fees of approximately $275,000 recorded in the second quarter of 2004, and reduction of stock-based compensation costs of approximately $158,000.

Product development and technical support

Product development and technical support expenses were $305,790 in Q3 2005 compared to $231,811 for the same period last year. The variance of $73,979 is explained by an increase of approximately $73,000 in salaries and related employment costs due to an increase in headcount; stock-based compensation and retention bonus. For the nine months ended September 30, 2005, these expenses represented $940,938 compared to $612,682 for the same period last year. The variance of $328,256 is mainly explained by an increase of approximately $327,000 in salaries and related employment costs due to an increase in headcount; stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and retention bonus.

Amortization of property, plant and equipment

Amortization of property, plant and equipment totaled $23,240 in Q3 2005 compared to a similar expense amount for the same period in 2004 of $30,300. For the nine months ended September 30, 2005, these expenses stood at $72,315 as compared to $91,177 for the same period last year.

Amortization of intangible assets

Amortization of intangible assets stood at $51,325 in Q3 2005 compared to $48,145 for the same period last year. For the nine months ended September 30, 2005, this expense stood at $147,714 as compared to $143,385 for the same period of 2004.

Interest income

Interest income increased in the third quarter of 2005 to $193,119 from $87,710 for the same period in 2004. For the nine-month period ended September 30, 2005, interest income stood at $504,277 compared to $116,928 for the same period in 2004. The increase reflects the interest earned on cash and cash equivalent and temporary investments.

Income taxes

Current income taxes amounting to $12,727 were recorded for the three and nine-month period ended September 30, 2005. This amount reflects income tax assessments relating to prior years. No future income taxes were recorded for the three and nine-month period ended September 30, 2005. Management is not satisfied that it is more likely than not that the future income tax assets would be realized due to significant costs incurred and to be incurred in relation to the SEC investigation and class action lawsuits. For the quarter and nine-month period ended September 30, 2004, the provision for (recovery of) current and future income taxes totaled ($5,000) and $551,499, respectively.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported a loss from continuing operations of $574,314 ($0.05 per share), in Q3 2005, compared to earnings of $325,687 ($0.02 per share) for the same period last year. For the nine months ended September 30, 2005, the Company reported a loss from continuing operations of $2,603,272 ($0.21 per share), compared to earnings of $833,335 ($0.08 per share) for the same period last year.

Results of discontinued operations and earnings (loss) per share from discontinued operations

As discussed above, in September 2005, following the poor performance of Digital Arrow located in Florida, management decided to discontinue its subsidiary’s operations. Consequently, the results of the operations of Digital Arrow were recorded in the discontinued operations and the results of the Company for the periods ended September 30, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The loss from discontinued operations for the quarter and nine-month period ended September 30, 2005 total $931,374 ($0.08 per share) and $2,292,491 ($0.19 per share) respectively. This loss includes a write-down of $831,806 and $1,625,898 for property, plant and equipment, intangible assets and goodwill for the three and nine-month periods ended September 30, 2005, respectively.

For the quarter ended September 30, 2004, the loss from discontinued operations total $41,778 ($0.00 per share) and for the nine-month period ended September 30, 2004, the earnings were $942,639 ($0.09) respectively. These amounts relate to the sale of Intasys Billing Technologies (“IBT”) which was announced on September 9, 2003 and to the discontinued operations of Digital Arrow as detailed above.

Net earnings (loss) and net earnings (loss) per share

Net loss for the three and nine month periods ended September 30, 2005 totaled $1,505,688 ($0.13 per share) and $4,895,763 ($0.40 per share) respectively, compared to a net earnings of $283,909 ($0.02 per share) and $1,775,974 ($0.17 per share) respectively for the same periods last year.

Selected annual information
(unaudited) (In thousand of US dollars, except per share data)

	For the nine months ended September 30,		For the three months ended September 30,
	2005 $	2004 $	2005 $	2004 $

Revenue	7,806	11,220	2,391	3,291

Earnings (loss) from continuing operations	(2,603)	833	(574)	326

Net earnings (loss)	(4,896)	1,776	(1,506)	284

Total assets	28,780	35,999	28,780	35,999

Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Result of discontinued operations	(0.19)	0.09	(0.08)	0.00

Net earnings (loss)	(0.40)	0.17	(0.13)	0.02

Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Result of discontinued operations	(0.19)	0.08	(0.08)	0.00

Net earnings (loss)	(0.40)	0.16	(0.13)	0.02

Selected Quarterly Information
(unaudited) (In thousand of US dollars, except per share data)

	Q3 2005 $	Q2 2005 $	Q1 2005 $	Q4 2004 $	Q3 2004 $	Q2 2004 $	Q1 2004 $	Q4 2003 $

Revenue	2,391	2,413	3,002	3,416	3,291	3,716	4,212	3,057

Earnings (loss) from continuing operations	(574)	(1,375)	(653)	(463)	326	98	409	855

Results of discontinued operations, net of income taxes	(931)	(1,124)	(237)	(209)	(42)	10	975	(701)

Net earnings (loss) for the period	(1,506)	(2,499)	(891)	(672)	284	108	1,384	154

Earnings (loss) per share from continuing operations

Basic	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01	0.05	0.10

Diluted	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01	0.04	0.10

Net earnings (loss) per share

Basic	(0.13)	(0.20)	(0.07)	(0.05)	0.02	0.01	0.17	0.02

Diluted	(0.13)	(0.20)	(0.07)	(0.05)	0.02	0.01	0.14	0.02

Concentration of credit risk with customers

As at September 30, 2005, four customers represented 25% of net trade accounts receivable compared to 28% for the same period last year resulting in a significant concentration of credit risk. Management monitors more closely the evolution of these customers in order to rapidly identify any potential problems. These customers have paid receivables as per the commercial agreement. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating activities

As at September 30, 2005, the Company had $23,877,897 of liquidities and working capital of $23,612,480 compared to $27,631,244 and $27,528,003 for the period ended December 31, 2004, respectively.

In Q3 2005, operating activities from continuing operations provided cash totaling $44,487 compared to $569,431 for the same period in 2004. The decrease is mainly due to a reduction in the net earnings as compared to the corresponding quarter of the previous year, compensated by an increase in non-cash working capital items.

Investing activities

Investing activities from continuing operations used cash of $17,357 for purchases of software and property, plant and equipment for Q3 2005 compared to $3,014,471 for the corresponding quarter of 2004. The use of cash for the third quarter of 2004 is mainly due to the increase of temporary investments.

Financing activities

In Q3 2005, financing activities provided cash of $6,425 from exercised options. For the corresponding quarter of 2004, financing activities provided cash of $242,570, due to the exercise of options and warrants during the quarter.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout the fiscal year of 2005 and Q3 of 2006. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

As at November 8, 2005, the Company has no line of credit available.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Contingencies and commitments

a)	Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

b)	Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrong-doing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

We have director and officer liability insurance that, subject to paying a retention of $250,000, that we expect will cover most costs of defending the purported securities class action. The insurer of the coverage, however, has not paid such expenses to date, asserting that some fees and expenses of our class action defense counsel were outside the scope of coverage. While we do not believe the insurer will successfully maintain this position with respect to a substantial amount of fees and expenses, the total fees and expenses as of November 8, 2005 were approximately $663,000, net of the retention previously mentioned. Due to the uncertainties associated with this litigation, it is difficult, if not impossible, to predict the ultimate outcome of this lawsuit or the timing of its resolution, and no provision for loss nor provision for potential fees and expenses outside the scope of coverage have been recorded in these consolidated financial statements.

c)	Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

d)	Commitments

The following table summarizes our contractual obligations and commitments as at September 30, 2005, and the effect such obligations and commitments are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$

2005	35,000
2006	113,000
2007	117,000
2008	117,000
2009	117,000
Thereafter	20,000

Total	519,000

e)	Agreement for investment banking services

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as an investment banking advisor. The agreement was amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company is then committed to pay a success fee upon closing equal to the sum of 3% up to $20,000,000 transaction value, and 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the target, a fee shall be payable in cash for 7% of the transaction value. If the transaction is not consummated and the Company is entitled to receive break-up fees and other form of compensation, the Company will then pay 30% of Company’s entire entitlement to MCF.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors.

Use of estimates

Significant estimates in these interim financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We use judgments in assessing our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenue, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not differ from what is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets

The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If any of these estimates change, the results could be materially different.

Revenue recognition

Search advertising and graphic advertising revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Off balance sheet arrangements

As at September 30, 2005, the Company has no off-balance sheet arrangements.

Financial instruments

As at September 30, 2005, the Company has no derivative financial instruments.

Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration establish and agreed to by the related parties.

	September 30, 2005 $	September 30, 2004 $

Company owned by a current director	137,366	121,849

Capital Stock information

The following table discloses the Company’s outstanding share data:

	Number of issued and outstanding shares as at November 8, 2005	Book value $ as at September 30, 2005

Common shares	11,960,864	88,258,195

As at November 8, 2005, the Company had 646,392 warrants and 232,675 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with three customers, the loss of them would adversely affect our business and results of operations.

For the nine-month periods ended September 30, 2005 and 2004, revenues from these customers represented 33% and 50% respectively. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations and ability to hire and retain personnel.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations. Further, the continuing pendency of the investigation has made and may continue to make more difficult the hiring and retention of qualified, talented executives and employees.

Expenses relating to the SEC investigation, purported securities class action and the activities of our Special Independent Committee could continue to negatively affect our results of operations.

Our legal, public relations and accounting expenses have increased considerably. While we are not able to estimate, at this time, the amount of the expenses that we will incur in future connection with the investigation and the purported securities class action, the expenses paid so far have negatively affected our results of operations and we expect that these expenses may continue to be significant. Further, although we have director and officer liability insurance that, subject to our paying a retention of $250,000, we expect will cover most costs of defending the purported securities class action, the insurer of the coverage has not paid such expenses to date, asserting that some fees and expenses of our class action defense counsel were outside the scope of coverage. While we do not believe the insurer will successfully maintain this position with respect to a substantial amount of fees and expenses, the total fees and expenses as of November 8, 2005 were approximately $663,000, net of the retention previously mentioned. We cannot predict how much of this amount may ultimately be excluded from coverage by the insurer or whether the insurer will assert this position respecting additional fees and expenses incurred in the future, any of which would negatively affect our results of operations.

Adverse results in purported securities class action lawsuits could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The purported class actions which have been consolidated appear to be based on unsubstantiated rumours and newspaper reports. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The Company denies the allegations of wrong-doing against it, believes that the purported claims are without merit, intends to defend itself vigorously and has moved to dismiss the consolidated lawsuit. Nevertheless, a finding of liability of the Company in the consolidated class action lawsuit could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our co-branded web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Our growth rate has declined and we have experienced and expect to continue experiencing downward pressure on our operating margin in the future.

Our revenue growth rate has declined and we have experienced and expect to continue experiencing downward pressure on our operating margin. We believe our revenue growth rate has and will continue to decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will continue declining as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly innovating in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and co-branded web site partners, and if our innovations are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenues from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face tremendous competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broader range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation to those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than to which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading of our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 as well as for the nine-month period ended September 30, 2005. Working capital may be inadequate in the future.

Prior to the year ended December 31, 2004 and for the nine-month period ended September 30, 2005, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold to a private placement an aggregate of 1,515,980 Common Shares for $16.6 million. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants became exercisable six months after the closing date, and have a term of five years from the closing date. Management considers that cash and cash equivalents as at September 30, 2005 will be sufficient to meet normal operating requirements up to Q3 2006. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which has been written down in the second and third quarters of 2005 to approximately $0.85 million as at September 30, 2005, may be further written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which have been written down in the second and third quarters of 2005 to approximately $0.65 million as at September 30, 2005, may be further written-down in the future.

Minority interest in LTRIM may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All our minority interests, except the investment in LTRIM Technologies Inc. (“LTRIM”), have been written-down to nil as of December 31, 2002. LTRIM is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in LTRIM, which has been written-down to $720,000 in 2004, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary to the growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular our technical and sales teams. There is significant competition in the industry for qualified personnel. Labour market conditions and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. The continuing pendency of the SEC’s investigation has made and may continue to make more difficult the hiring and retention of qualified, talented executives and employees. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at September 30, 2005, we had 646,392 warrants and 243,960 stock options outstanding, of which 11,285 will be forfeited in Q4 2005. As at September 30, 2005, the exercise prices of all of our outstanding options and all of our outstanding warrants, issued pursuant to our stock option plan are higher than the market price of our Common Shares. If the market value of the Common Shares is above the respective exercise prices of all the warrants and options, their exercise could result in the issuance of up to an additional 879,067 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty in integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Management anticipates that any earnings generated from operations will be used to finance working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) a rapidly changing technology, (ii) an evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect the results of our operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Mamma.com Inc.

Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at September 30, 2005 $	As of December 31, 2004 $

Assets

Current assets
Cash and cash equivalents	23,877,897	20,609,089
Restricted cash	--	148,000
Temporary investments	--	6,874,155
Accounts receivable	1,762,079	2,502,535
Income taxes receivable	93,292	120,590
Prepaid expenses	507,305	129,390
Assets of discontinued operations (note 4)	4,406	274,770

	26,244,979	30,658,529
Assets of discontinued operations (note 4)	--	1,882,857
Investments	720,000	720,000
Property, plant and equipment	314,598	304,624
Intangible assets	654,035	753,778
Goodwill	846,310	846,310

	28,779,922	35,166,098

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,178,965	2,244,958
Deferred revenue	262,849	233,459
Liabilities of discontinued operations (note 4)	190,685	652,109

	2,632,499	3,130,526

Shareholders’ Equity

Capital stock (note 2)
Authorized
Unlimited common shares, no par value
Issued and outstanding 11,960,864 common shares (12,263,029 in 2004)	88,258,195	90,496,088
Additional paid-in capital	5,474,394	5,255,249
Deferred stock-based compensation	(307,081)	(1,333,443)
Cumulative translation adjustment	360,884	360,884
Accumulated deficit	(67,638,969)	(62,743,206)

	26,147,423	32,035,572

	28,779,922	35,166,098

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30	For the three months ended September 30

	2005 $	2004 $	2005 $	2004 $

Revenue (note 3)	7,805,543	11,220,003	2,390,634	3,291,204

Expenses
Search and graphic ad serving	209,618	164,170	81,313	56,260
Marketing, sales and services	4,957,521	6,478,849	1,551,083	1,957,168
General and administration	4,546,230	2,416,315	1,106,836	681,784
Product development and technical support	940,938	612,682	305,790	231,811
Amortization of property, plant and equipment	72,315	91,177	23,240	30,300
Amortization of intangible assets	147,714	143,385	51,325	48,145
Interest income	(504,277)	(116,928)	(193,119)	(87,710)
Loss on foreign exchange	23,203	45,519	22,927	52,759
Write-down of property, plant and equipment	2,826	--	2,826	--

	10,396,088	9,835,169	2,952,221	2,970,517

Earnings (loss) from continuing operations
before income taxes	(2,590,545)	1,384,834	(561,587)	320,687
Provision for (recovery of) current income taxes	12,727	159,299	12,727	(9,000)
Provision for future income taxes	--	392,200	--	4,000

Earnings (loss) from continuing operations	(2,603,272)	833,335	(574,314)	325,687
Results of discontinued operations (note 4)	(2,292,491)	942,639	(931,374)	(41,778)

Net earnings (loss) for the period	(4,895,763)	1,775,974	(1,505,688)	283,909

Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Results of discontinued operations	(0.19)	0.09	(0.08)	0.00

Net earnings (loss) per common share - basic	(0.40)	0.17	(0.13)	0.02
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Results of discontinued operations	(0.19)	0.08	(0.08)	0.00

Net earnings (loss) per common share - diluted	(0.40)	0.16	(0.13)	0.02
Weighted average number of shares outstanding
- basic	12,159,498	10,253,834	11,959,125	12,189,768
Additions to reflect the impact of:
Exercise of stock options	--	160,798	--	91,573
Exercise of warrants	--	603,130	--	44,866

Weighted average number of shares outstanding
- diluted	12,159,498	11,017,762	11,959,125	12,326,207

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2004	12,263,029	90,496,088	5,255,249	(1,333,443)	360,884	(62,743,206)
Redemption of common shares	(304,665)	(2,248,302)	1,195,147	--	--	--
Options exercised	2,500	10,409	(3,984)	--	--	--
Options granted	--	--	414,693	(414,693)	--	--
Amortization of deferred stock-based compensation	--	--	--	54,344	--	--
Options forfeited	--	--	(1,386,711)	1,386,711	--	--
Net loss for the period	--	--	--	--	--	(4,895,763)

Balance, September 30, 2005	11,960,864	88,258,195	5,474,394	(307,081)	360,884	(67,638,969)

	Number of common shares	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Options granted	--	--	20,014	(20,014)	--	--
Amortization of deferred stock-based compensation	--	--	--	127,807	--	--
Options exercised	255,561	483,593	(82,127)	--	--	--
Options forfeited	--	--	(18,967)	6,206	--	--
Business combination	90,000	740,782	--	--	--	--
Private placement of shares and warrants	1,515,980	13,158,329	3,441,652	--	--	--
Share issue costs	--	(839,295)	(219,524)	--	--	--
Warrants issued for financial services	--	--	260,301	--	--	--
Warrants exercised	3,892,878	6,430,500	(671,687)	--	--	--
Translation adjustment for the period	--	--	--	--	(80,680)	--
Net earnings for the period	--	--	--	--	--	1,775,974

Balance, September 30, 2004	12,263,029	90,496,088	3,896,476	(148,807)	360,884	(62,071,639)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30		For the three months ended September 30

	2005 $	2004 $	2005 $	2004 $

Cash flows from
Operating activities
Earnings (loss) from continuing operations	(2,603,272)	833,335	(574,314)	325,687
Adjustments for
Amortization of property, plant and equipment	72,315	91,177	23,240	30,300
Amortization of intangible assets	147,714	143,385	51,325	48,145
Employee stock-based compensation	54,344	107,229	72,203	35,743
Tax credits	--	81,505	--	--
Future income taxes	--	392,200	--	4,000
Unrealized loss on foreign exchange	--	14,192	--	830
Financial fees paid by issuance of capital stock and warrants	--	260,301	--	49,909
Write-down of property, plant and equipment	2,826	--	2,826	--
Net change in non-cash working capital items	353,236	532,125	469,207	74,817

Cash from (used for) operating activities
from continuing operations	(1,972,837)	2,455,449	44,487	569,431
Cash from (used for) operating activities
from discontinued operations	(600,694)	(872,437)	(155,594)	79,686

	(2,573,531)	1,583,012	(111,107)	649,117

Investing activities
Purchase of property, plant and equipment	(85,115)	(45,976)	(11,581)	(13,986)
Purchase of intangible assets	(47,971)	(1,511)	(5,776)	--
Net decrease (increase) in temporary investments	6,874,155	(2,977,309)	--	(3,000,485)

Cash from (used for) investing activities
from continuing operations	6,741,069	(3,024,796)	(17,357)	(3,014,471)
Cash from investing activities from discontinued operations	--	411,799	--	--

	6,741,069	(2,612,997)	(17,357)	(3,014,471)

Financing activities
Issuance of capital stock and warrants	6,425	22,760,261	6,425	266,390
Share issue costs	--	(1,058,819)	--	(23,820)
Redemption of common shares	(1,053,155)	--	--	--

Cash from (used for) financing activities	(1,046,730)	21,701,442	6,425	242,570

Effect of foreign exchange rate changes on
cash and cash equivalents	--	79,375	--	--

Net change in cash and cash equivalents and
restricted cash during the period	3,120,808	20,750,832	(122,039)	(2,122,784)
Cash and cash equivalents and restricted cash
- Beginning of period	20,757,089	4,489,077	23,999,936	27,362,693

Cash and cash equivalents and restricted cash
- End of period	23,877,897	25,239,909	23,877,897	25,239,909

Cash and cash equivalents comprise:
Cash	1,363,506	4,066,873	1,363,506	4,066,873
Short-term investments	22,514,391	21,025,036	22,514,391	21,025,036

	23,877,897	25,091,909	23,877,897	25,091,909
Restricted cash	--	148,000	--	148,000

	23,877,897	25,239,909	23,877,897	25,239,909

Supplemental cash flow information
Cash paid for interest	4,700	478	11	142
Cash paid for income taxes	39,668	288,147	(4,548)	168,305

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	740,456	387,666	339,000	13,844
Income taxes receivable	27,298	(83,977)	(21,372)	(76,865)
Prepaid expenses	(377,915)	(160,774)	150,817	(93,271)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(65,993)	301,166	(5,487)	206,574
Income taxes payable	--	--	--	(9,000)
Deferred revenue	29,390	88,044	6,249	33,535

Net change in non-cash working capital items	353,236	532,125	469,207	74,817

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in US dollars)

1.	Interim financial information

The financial information as at September 30, 2005 and for the three and nine month periods ended September 30, 2005 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of this period have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The results of operations for the three and nine month periods ended September 30, 2005 are not necessarily indicative of the operating results anticipated for the full year. The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2004.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2004.

2.	Capital stock

a)	Notice of Intention to Make a Normal Course Issuer Bid

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to Make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares. The Company was entitled to purchase common shares at any time and from time to time until September 7, 2005. The common shares have been purchased for cancellation.

During the period from June 8 to June 20, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital.

b)	Stock options and warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2005 is as follows:

	Options		Warrants

	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Outstanding as of December 31, 2004	461,334	5.60	646,392	15.60
Granted	94,996	6.28	--	--
Forfeited	(309,870)	6.97	--	--
Exercised	(2,500)	2.57	--	--

Outstanding as of September 30, 2005	243,960	4.16	646,392	15.60

c)	Cancellation of stock options

On November 2, 2004, the Company granted to officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. During the second and third quarter the Company also cancelled 14,870 stock options at an exercise price of $4.75.

On February 7, 2005, the officers and Members of the Board of Directors of the Company to whom stock options had been granted on November 2, 2004, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date and the previously recognized expense pertaining to these grants was reversed.

d)	Grant of stock options

On February 15, 2005 the Company granted 55,800 and 39,196 options to officers and employees of the Company, respectively. The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	5.17
Volatility	85.72%
Risk-free interest	3.54%
Dividend yield	nil

The weighted average grant date fair value is $4.37 per option.

e)	Stock-based compensation costs

For the nine-month period ended September 30, 2005, the Company recorded stock-based compensation charges of $54,344. These charges consists of $192,739 of expenses for the period, net of a reversal of stock-based compensation costs of $138,395 relating to the cancellation of the 295,000 stock options as detailed above. The expense for nine-month period ended September 30, 2005 was recorded as follows: ($11,428) was included in general and administration expenses, $36,362 was included in marketing, sales and services and $29,410 was included in product development and technical support.

3.	Revenue

	For the nine months ended		For the three months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Search advertising	3,896,549	7,645,656	1,254,054	1,974,719
Graphic advertising	3,908,994	3,574,347	1,136,580	1,316,485

	7,805,543	11,220,003	2,390,634	3,291,204

4.	Discontinued Operations

a)	Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations. The Company has therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded in the discontinued operations and the results of the Company for the periods ended September 30, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the nine months ended	For the three months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Revenue	474,128	721,397	53,503	480,288
Expenses	723,431	686,347	54,670	486,309

Operating loss before undernoted items	(249,303)	19,214	(1,167)	(17,312)
Amortization of property, plant and equipment	13,799	7,219	3,140	5,415
Amortization of intangible assets	238,230	96,188	57,876	74,476
Interest expense	2	267	--	267
Restructuring charges	165,259	--	37,385	--
Write-down of property, plant and equipment, intangible assets and goodwill	1,625,898	--	831,806	--

Net loss from discontinued operations	(2,292,491)	(68,624)	(931,374)	(86,179)

The net book value of the assets and liabilities of Digital Arrow as at September 30, 2005 and December 31, 2004 is as follows:

	As at September 30, 2005 $	As at December 31, 2004 $

Assets
Current assets
Accounts receivable	506	187,005
Prepaid expenses	3,900	5,720

	4,406	192,725

Property, plant and equipment	--	70,195
Intangible assets	--	1,256,466
Goodwill	--	556,196

	--	1,882,857

	4,406	2,075,582

Liabilities
Current liabilities
Accounts payable and accrued liabilities	190,685	401,358
Deferred revenue	--	23,525

	190,685	424,883

b)	Sale of Intasys Billing Technologies (“IBT”)

On September 9, 2003, the Company announced that it had received and accepted an offer for the sale of its wireless billing subsidiary, IBT. The results of operations for IBT have been reported separately as discontinued operations since this date. The results of discontinued operations for IBT are as follows:

	For the nine months ended	For the three months ended

	September 30, 2004 $	September 30, 2004 $

Revenue	545,427	40,000

Net earnings from discontinued operations	1,011,263	44,401

The net book value of the assets and liabilities of IBT as at December 31, 2004 is as follows:

As at December 31, 2004 $

Assets
Current assets
Accounts receivable	81,241
Prepaid expenses	804

82,045

Liabilities
Current liabilities
Accounts payable and accrued liabilities	142,226
Income taxes payable	85,000

227,226

5.	Major customers

Customers from which 10% or more of revenue is derived during the periods, are summarized as follows:

	For the nine months ended		For the three months ended

	September 30, 2005 % of revenue	September 30, 2004 % of revenue	September 30, 2005 % of revenue	September 30, 2004 % of revenue

Customer A	13.1%	10.7%	4.4%	12.7%
Customer B	12.5%	1.7%	21.4%	5.3%
Customer C	7.3%	37.6%	7.4%	16.8%
Customer D	--	--	2.6%	10.8%

	32.9%	50.0%	35.9%	45.6%

As at September 30, 2005, major customers comprise approximately 25% of net trade accounts receivable as compared to 28% for the corresponding period of the previous year.

6.	Contingencies

a)	Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

b)	Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrong-doing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

The Company has director and officer liability insurance that, subject to paying a retention of $250,000, covers most costs of defending the purported securities class action. The insurer of the coverage, however, has not paid such expenses to date, asserting that some fees and expenses of our class action defense counsel were outside the scope of coverage. While we do not believe the insurer will successfully maintain this position with respect to a substantial amount of fees and expenses, the total fees and expenses as of November 8, 2005 were approximately $663,000, net of the retention previously mentioned. Due to the uncertainties associated with this litigation, it is difficult, if not impossible, to predict the ultimate outcome of this lawsuit or the timing of its resolution, and no provision for loss nor provision for potential fees and expenses outside the scope of coverage have been recorded in these consolidated financial statements.

c)	Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

7.	Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

8.	United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the three and nine-month periods ended September 30, 2005 and 2004, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP to U.S. GAAP.

	For the nine months ended		For the three months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Other comprehensive income (loss) (a)
Foreign currency translation
adjustments	--	(80,680)	--	--
Net earnings (loss) in accordance
with U.S. GAAP	(4,895,763)	1,775,974	(1,505,688)	283,909

Comprehensive income (loss)	(4,895,763)	1,695,294	(1,505,688)	283,909

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	September 30, 2005 $	December 31, 2004 $

Capital Stock
Capital stock in accordance with Canadian GAAP	88,258,195	90,496,088
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	105,027,765	107,265,658

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,474,394	5,255,249
Stock-based compensation cost (c)	--	--
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,512,084	6,292,939

Deferred stock-based compensation costs in accordance with Canadian and U.S. GAAP	(307,081)	(1,333,443)

Accumulated other comprehensive gain
Cumulative translation adjustment in accordance with Canadian GAAP	360,884	360,884

Accumulated deficit
In accordance with Canadian GAAP	(67,638,969)	(62,743,206)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)	--	--
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(85,446,229)	(80,550,466)

Total shareholders' equity in accordance with U.S. GAAP	26,147,423	32,035,572

a)	Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive income (loss).

b)	Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

c)	Stock-based compensation costs

As described in the Annual Report of 2004, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for the first, second and third quarters of 2005 and 2004 under U.S. GAAP as compared to Canadian GAAP.

d)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the periods; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be as follows:

	For the nine months ended		For the three months ended

	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Earnings (loss) from continuing
operations before income taxes	(2,590,545)	1,346,948	(561,587)	331,978
Provision for (recovery of) current
income taxes	12,727	159,299	12,727	(9,000)
Provision for future income taxes	--	338,478	--	4,000

Earnings (loss) from continuing operations	(2,603,272)	849,171	(574,314)	336,978